 EXHIBIT 99.1

WeRide Teams Up with Renault to Bring Autonomous Shuttle to Roland-Garros Again

PARIS, France — June 3, 2025 — WeRide, a global leader in autonomous driving technology, is partnering with Renault Group, a premium partner of Roland-Garros, for the second consecutive year, to provide an L4 autonomous minibus shuttle service during the 2025 Grand Slam tournament on the iconic clay courts.

(Passengers waiting to board WeRide's Robobus at Roland-Garros)

The return of the Robobus service to Roland-Garros — one of the world's most prestigious sporting events — highlights the successful ongoing partnership between WeRide and Renault. Since its debut last year, the Robobus has proven to be safe and reliable in busy, real-world environments, leading both companies to renew their collaboration for a second year.

(The Robobus easily navigates busy urban roads in Paris)

The Robobus service covers 2.8km in 12 minutes, connecting Avenue de la Porte d'Auteuil, Place de la Porte d'Auteuil, P1 Parking Carrefour des Anciens Combattants, and Village de Roland Garros. It runs daily from May 25 to June 8, 10.30am to 5pm, and 6pm to 8pm.

A new night service, which was added this year, operates from 10pm to midnight, offering greater convenience and extended access for guests. Despite the complexity of nighttime conditions, the Robobus operates smoothly, particularly in low-light urban settings with unpredictable vehicle, foot and bike traffic.

(New Robobus night service launched at Roland-Garros, running from 10pm to midnight)

"We’re excited to be back at Roland-Garros with our longstanding partner, Renault Group, driving our shared mission of commercializing autonomous mobility in Europe. The return of our Robobus service for a second year not only reinforces confidence in our technology, but proves its readiness for the real world," said Tony Han, founder and CEO of WeRide. "Europe is a key market in our global roadmap. With our autonomous products licensed in five markets, including France, and commercial operations already underway, we're accelerating efforts to bring safer, smarter mobility to more cities across the region.”

“These autonomous electric minibuses and shuttles embody our vision of safe, smoother, more efficient, and more sustainable new public transport, at the service of the territories and their inhabitants. Since we have started experiments, we are no longer asking if society is ready for autonomous public transport; we are seeing that it already is. From Roland-Garros to Barcelona, via Valence, Renault and WeRide demonstrate that autonomous mobility is no longer a promise, but a reality," said Patrick Vergelas, Autonomous Mobility Project Manager of Renault Group.

Through this shuttle service, WeRide and Renault Group continue strengthening their partnership as they advance their shared ambition to scale autonomous mobility solutions across Europe. In March, both companies launched Europe’s first fully driverless commercial Robobus deployment in France’s Drôme region, in collaboration with beti and Macif. The Level-4 autonomous shuttle began operations on March 10 at the Rovaltain business park – Valence TGV station in Drôme. That same week, WeRide and Renault also operated a Robobus trial service in central Barcelona from March 10 to 14 — their first-ever test in Spain of a Level-4 autonomous vehicle for public transport.

WeRide's Robobus is the world's first pre-designed autonomous driving minibus that is commercially deployed on a large scale. Powered by WeRide's full-stack, self-developed autonomous driving system, it supports low-carbon transportation across urban roads, airports, resorts, tourist sites, and more. To date, the Robobus has a global presence of nearly 30 cities worldwide, including Singapore, Switzerland, France, China, and more.

PRENEZ LA NAVETTE AUTONOME RENAULT
POUR ACCEDER AU STADE ROLAND-GARROS
WeRide

(Robobus advertisement at a metro station in Paris）

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 10 countries. We are also the first and only technology company whose products have received autonomous driving permits in five markets: China, the UAE, Singapore, France, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list.

Media Contact:

pr@weride.ai